

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

October 10, 2007

Via U.S. mail

Mr. Terence Barr, Managing Director, President and Chief Executive Officer
Samson Oil & Gas Limited
Level 36, Exchange Plaza
2 The Esplanade
Perth, Western Australia 6000
Australia

> **Re:** **Samson Oil & Gas Limited**
> **Amendment No. 2 to Registration Statement on Form 20-F**
> **Filed September 19, 2007**
> **File No. 001-33578**

Dear Mr. Barr:

We have reviewed your amended filing and your response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide updated financial statements to include those as of June 30, 2007, as per Item 8.A.4 of Form 20-F. Please note that you will also need to update any corresponding discussion of your financial condition.

Kestrel Energy Inc.

Note 7 – Information Regarding Proved Oil and Gas Reserves (Unaudited), page F-94

2.   We note your response to prior comment 22 regarding the disclosure of standardized measure of discounted future net cash flows relating to the proved oil and gas reserve quantities for Kestrel Energy Inc. However, we note that you have deleted certain line items from the lower section of the table showing the principal sources of changes in the standardized measure of discounted future net cash flows during the period ended January 31, 2005. Please revise to include the full disclosure discussed in paragraph 33 of SFAS 69.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Nasreen Mohammed at (202) 551-3773 or Brad Skinner, Senior Assistant Chief Counsel, at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy at (202) 551-3703 with any engineering questions. Please contact John Madison at (202) 551-3296 or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

Cc: B. Skinner
     N. Mohammed
     J. Murphy
     J. Madison

     Via facsimile:
     S. Lee Terry, Jr.
     (303) 892-7400